November 15,
2019

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
30/F, Dicara Silver Tower
29 Jiefang East Road
Jianggan District, Hangzhou 310016
People's Republic of China

        Re: Canaan Inc.
            Amendment No. 2 to Registration Statement on Form F-1
            Filed November 13, 2019
            File No. 333-234356

Dear Mr. Zhang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed November 13, 2019

ADS holders may not be entitled to a jury trial . . ., , page 49

1. Your response to prior comment 2 and current disclosure indicate that claims arising before the withdrawal of the shares underlying the ADSs will continue to be subject to the jury trial waiver provision. Please revise to clarify the basis of that belief.
       For example, clarify what you consider to be "pre-dispute." If there is material uncertainty regarding the enforceability of this position, please also revise to address this uncertainty.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Nangeng Zhang
Canaan Inc.
November 15, 2019
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameNangeng Zhang
                                                           Division of
Corporation Finance
Comapany NameCanaan Inc.
                                                           Office of
Manufacturing
November 15, 2019 Page 2
cc:       Chris K.H. Lin, Esquire
FirstName LastName